                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2006

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                                  Jichang Road
                           Guangzhou, Guangdong 510405
                           People's Republic of China
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X                Form 40-F.
               -------                       -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                 No.   X
         -------             -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

     China Southern Airlines Company Limited (the "Company") on April 28, 2006 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's first quarterly report of 2006. A copy of the English announcement is included in this Form 6-K of the Company.

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                              [CHINESE CHARACTERS]
                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                         FIRST QUARTERLY REPORT OF 2006

--------------------------------------------------------------------------------
SUMMARY

The unaudited financial statements of the Company for the First Quarterly Report were prepared in accordance with the PRC GAAP.

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.
--------------------------------------------------------------------------------


1.   IMPORTANT NOTICE

     This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

     The directors (the "Directors") of the Company collectively and individually warrant that the information set out in this report does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

     The first quarterly report of the Company for the year 2006 (the "First Quarterly Report") was prepared in accordance with the relevant rules and regulations of the China Securities Regulatory Commission.

     In accordance with the provisions of Article 134 of the Articles of Association of this Company, the board (the "Board") of Directors of the Company has reviewed the First Quarterly Report of the Company by means of correspondence and in the manner of signed approval. Ten persons should have taken part in this review and eight actually took part in it. Mr. Sui Gang Jun, an independent non-executive Director, was not able to take part in this review and so authorized Mr. Wei Ming Hai, another independent non-executive Director, to act as his proxy in this review. Mr. Zhou Yong Qian, a Director, was not able to take part in this review as he has asked for leave. After careful deliberations, the Board of Directors approved the First Quarterly Report.

     The manner and procedure for reviewing the First Quarterly Report are in compliance with the provisions of the Company Law and the Articles of Association of the Company.

     The unaudited financial statements of the Company for the First Quarterly Report were prepared in accordance with the accounting rules and regulations of the People's Republic of China ("PRC GAAP").

     The management and all the employees of the Company have been making great efforts to achieve a good performance and a satisfactory return for the Company in 2006. However, in addition to the uncertainty inherent in the market competition, the operational costs of the Company have remained high due to all-time high oil prices. Therefore, the Board of Directors expects that the net profit of the Company that will be accumulated from the beginning of this year to the end of the reporting period of the second quarterly report for the year 2006 will turn out negative.

     Mr. Liu Shao Yong (Chairman), Mr. Si Xian Min (Chief of Accounting Work, President), Mr. Xu Jie Bo (Chief Financial Officer and Vice President) and Mr. Xiao Li Xin (Chief of Accounting Department and General Manager of the Financial Department) of the Company, warrant that the First Quarterly Report is true and complete.

2.    BASIC PARTICULARS OF THE COMPANY

2.1   BASIC INFORMATION OF THE COMPANY

      Stock Abbreviation (A Shares)                   China Southern
      Stock Code                                      600029
      Stock Abbreviation (H Shares)                   China Southern
      Stock Code                                      1055
      Stock Abbreviation (ADR)                        China Southern Air
      Stock Code                                      ZNH
                                 Company Secretary    Securities Respresentative
      Name                       Su Liang             Lei Bin
      Correspondence             No. 278 Ji Chang Road, Guangzhou,
        Address                  Guangdong Province, People's Republic of China
      Telephone:                 020-86124738         020-86124736
      Facsimile:                 020-86659040         020-86659040
      Email address:             ir.cz@cs-air.com     ir.cz@cs-air.com


2.2   FINANCIAL INFORMATION

2.2.1 Major Accounting Data and Financial Indices (Unaudited)


                                                  AS AT          AS AT
                                               31 MARCH    31 DECEMBER
                                                   2006           2005    CHANGE
                                                                             (%)
Total assets (RMB'million)                       73,554         72,304      1.71
Shareholders' equity
 (excluding minority
 interests) (RMB'million)                         9,286          9,951      -6.7
Net assets per share (RMB)                         2.12           2.28      -7.0
Adjusted net assets
 per share (RMB)                                   2.03           2.19      -7.3



                                                FOR THE
                                            PERIOD FROM          CHANGE COMPARED
                                           1 JANUARY TO          WITH THE PERIOD
                                               31 MARCH           FROM 1 JANUARY
                                                   2006         TO 31 MARCH 2005
                                                                             (%)
Net cash inflow from
 operating activities
 (RMB'million)                                      522                    -65.1
Earnings per share (RMB)                          -0.15                    114.3
Return on net assets (%)                           -6.9                     -4.4
Return on net assets after
 extraordinary gains
 and losses (%)                                    -7.0                     -4.5


EXTRAORDINARY GAINS AND LOSS                                              AMOUNT
                                                                   (RMB'million)
Net of other non-operating income and
 expenses other than provision for
 impairment                                                                    5
Gain on disposal of fixed assets                                               8

Total                                                                         13

2.2.2 Profit and Loss Account (Unaudited)


                                                                JANUARY -- MARCH 2006                   JANUARY -- MARCH 2005
                                                          ---------------------------------        --------------------------------
                                                                                        THE                                     THE
                                                           CONSOLIDATED             COMPANY        CONSOLIDATED             COMPANY
                                                            RMB million         RMB million         RMB million         RMB million
REVENUE FROM PRINCIPAL OPERATIONS                                 9,429               7,332               8,266               6,398
Less: Operating costs of principal
      operations                                                  8,507               6,721               7,266               5,776
      Business taxes and surcharges                                 262                 196                 232                 178

PROFIT FROM PRINCIPAL OPERATIONS                                    660                 415                 768                 444
Add:  Profit from other operations                                  115                  40                  65                  49
Less: Selling expenses                                              694                 547                 564                 427
      General and administration
       expenses                                                     478                 348                 363                 251
      Finance expenses                                              265                 203                 217                 189

OPERATING (LOSS)/PROFIT                                            (662)               (643)               (311)               (374)
Add:  Investment (loss)/income                                      (11)                (30)                 (3)                 29
      Subsidy income                                                 --                  --                  --                  --
      Non-operating income                                           18                   8                   8                   5
Less: Non-operating expenses                                          5                  --                   2                   1

(LOSS)/PROFIT BEFORE INOME TAX                                     (660)               (665)               (308)               (341)
Less: Income tax                                                      7                  --                 (45)                (56)
Less: Minority interest                                              (2)                 --                  22                  --
Add:  Un-recognized investment
      loss (consolidated)                                            --                  --                  --                  --

NET (LOSS)/PROFIT                                                  (665)               (665)               (285)               (285)


2.3 As at the end of the reporting period, the Company had a total number of 131,004 shareholders. Shareholdings of the Ten Largest Shareholders (Before Completion of Equity Division Reform)


                                                   NUMBER OF
                                           SHARES HELD AS AT
                                                    31 MARCH             TYPE OF
NAME OF SHAREHOLDERS                                    2006         SHAREHOLDER
HKSCC Nominees Limited                         1,150,876,998            H shares

Boshi Value Growth Securities
 Investment Fund                                  27,952,865            A shares

National Social Securities Fund
 102 Group                                        22,427,704            A shares

National Social Securities Fund
 108 Group                                        22,030,386            A shares

The Industrial and Commerce
 Bank of China -- Shanghai
 Stock Exchange 50 Openly
 Trading Index Fund                               15,584,746            A shares

Hong Wen Hui                                      14,399,720            A shares

Bank of China -- Tong Sheng
 Securities Investment Fund                       13,491,337            A shares

Bank of Communication Kong Tong
 Industry Prosperous Securities
 Invest Fund                                      11,000,000            A shares

International Finance -- Standard
 Chartered -- CITI Group
 GLOBAL MARKETS LIMITED                           10,407,743            A shares

Bank of China -- Jia Shi Service
 Value Added Industries
 Securities Investment Fund                       10,079,302            A shares


3.    MANAGEMENT DISCUSSION AND ANALYSIS

3.1 BRIEF ANALYSIS OF THE COMPANY'S OVERALL OPERATIONAL ACTIVITIES DURING THE REPORTING PERIOD

      The total traffic volume of the Company and its subsidiaries (the "Group") was 1,778.66 million tonne-kilometers, representing a growth of 13.5% over the same period of last year; passengers carried were 10.75 million, representing an increase of 13.6% from the same period last year; cargo and mail traffic amounted to 180,000 tonne, representing an increase of 13.5% from the same period last year; passenger load factor was 70.4%, representing an increase of 5.1% from the same period last year. Meanwhile, the revenues and profits from our principal operations were RMB9,429 million which is an increase of 14% from the same period last year, and RMB660 million which is a decrease of 14% from the same period last year respectively. The decrease in profits from principal operations was mainly due to the effect of a 15% increase of jet fuel costs as compared to the same period last year, which had already largely increased during last year. As a result, the net loss for the first quarter of this year was RMB665 million.

3.1.1 Principal operations or products representing more than 10% of the income or profit from the Company's principal operations

---------------------------------------------------------------------------------------
                                                                           GROSS PROFIT
PRINCIPLE OPERATION                            INCOME            COSTS           MARGIN
(BY BUSINESS OR PRODUCT)                (RMB'million)    (RMB'million)              (%)
Income from passenger transportation            8,571
Income from cargo and mail
 transportation                                   788            8,507              7.0
Others                                             70
Total                                           9,429
---------------------------------------------------------------------------------------


                              By order of the Board
                     CHINA SOUTHERN AIRLINE COMPANY LIMITED
                                  LIU SHAO YONG
                       Chairman of the Board of Directors

Guangzhou, the People's Republic of China
April 27, 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Xu Jie Bo and Si Xian Min as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By           /s/   Su Liang
                                            ------------------------------------
                                               Name:  Su Liang
                                               Title: Company Secretary


Date: May 25, 2006